EXHIBIT 99.1

Osisko Development Reports Underground Sampling Results

79.45 oz/t Au and 6.27 oz/t Ag over 5.5 ft. including 434.09 oz/t Au and 33.65 oz/t Ag over 1.0 ft.
(2,724 g/t Au and 215.12 g/t Ag over 1.68 m including
14,883.2 g/t Au and 1,153 g/t Ag over 0.30 m.)

MONTREAL, July 07, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. (“Osisko Development” or the “Company”) is pleased to announce results from its ongoing underground exploration program on the recently acquired Tintic project and its 100% owned Trixie Mine (“Trixie”), as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) located in Central Utah’s historic Tintic Mining District (together with Trixie, the “Tintic Project”).

Summary

  Trixie is one of several gold and base metal targets within the larger Tintic Project. The discovery of the T2 and T4 mineralized structures at Trixie in late 2020 by Tintic Consolidated Metals, LLC (“TCM”) showed gold (“Au”) and silver (“Ag”) grades associated with high sulphidation alteration hosted within quartzites that are capped by impermeable shales and volcanics.
  Current underground mining activities at Trixie are directed by the exploration sampling and drilling results.
  Results shown below are derived from 703 samples collected across a total of 183 sites (site ID 783 to 934) near the 625 ft level at Trixie across a total combined strike length of 650 ft. (~200 m). See Figure 1.
  The sample results indicate anomalous gold results throughout the entire sampled area, and along exploration cross-cuts (Figure 1).
  The mineralized structures remain open along strike and at depth and significant potential exists to expand the known mineralization.
  The Company is currently expanding underground developments and utilizing one underground diamond drill rig and one surface reverse circulation rig to aid in the delineation of an initial mineral resource estimate by the end of Q4 2022. Results from this drilling program are pending.

Assay Highlights

31.79 oz/t Au and 9.07 oz/t Ag over 4.8 ft. at site 738 (1,089.83 g/t Au and 310.93 g/t Ag over 1.46 m) including
76.11 oz/t Au and 21.76 oz/t Ag over 2.0 ft. (2,609.65 g/t Au and 746.22 g/t Ag over 0.61 m)
6.07 oz/t Au and 11.02 oz/t Ag over 9.0 ft. at site 742 (208.20 g/t Au and 377.87 g/t Ag over 2.74 m)
10.28 oz/t Au and 8.60 oz/t Ag over 6.6 ft. at site 746 (352.56 g/t Au and 294.87 g/t Ag over 2.01 m) including
26.28 oz/t Au and 21.01 oz/t Ag over 2.5 ft. (901.03 g/t Au and 720.25 g/t Ag over 0.76 m)
9.03 oz/t Au and 9.72 oz/t Ag over 6.7 ft. at site 747 (309.48 g/t Au and 333.35 g/t Ag over 2.04 m)
15.31 oz/t Au and 49.43 oz/t Ag over 4.8 ft. at site 787 (525.02 g/t Au and 1,694.76 g/t Ag over 1.46 m) including
33.35 oz/t Au and 104.90 oz/t Ag over 2.0 ft. (1,143.35 g/t Au and 3,596.74 g/t Ag over 0.61 m)
8.95 oz/t Au and 7.67 oz/t Ag over 16.0 ft. at site 792 (306.97 g/t Au and 262.91 g/t Ag over 4.88 m) including
23.28 oz/t Au and 11.03 oz/t Ag over 2.0 ft. (798.05 g/t Au and 378.23 g/t Ag over 0.61 m)
12.60 oz/t Au and 22.50 oz/t Ag over 4.0 ft. at site 878 (432.04 g/t Au and 771.44 g/t Ag over 1.22 m)
4.62 oz/t Au and 6.95 oz/t Ag over 12.0 ft. at site 889 (158.23 g/t Au and 238.30 g/t Ag over 3.66 m)
20.26 oz/t Au and 15.76 oz/t Ag over 6.4 ft. at site 893 (694.50 g/t Au and 540.37 g/t Ag over 1.95 m) including
108.57 oz/t Au and 71.60 oz/t Ag over 1.1 ft. (3,722.31 g/t Au and 2,454.88 g/t Ag over 0.34 m)
80.85 oz/t Au and 66.20 oz/t Ag over 4.5 ft. at site 896 (2,771.97 g/t Au and 2,269.69 g/t Ag over 1.3716 m) including
157.23 oz/t Au and 128.17 oz/t Ag over 2.3 ft. (5,390.78 g/t Au and 4,394.48 g/t Ag over 0.70 m)
11.97 oz/t Au and 17.20 oz/t Ag over 5.5 ft. at site 898 (410.31 g/t Au and 589.75 g/t Ag over 1.68 m) including
41.72 oz/t Au and 59.72 oz/t Ag over 1.5 ft. (1,430.44 g/t Au and 2,047.51 g/t Ag over 0.46 m)
17.70 oz/t Au and 7.11 oz/t Ag over 5.0 ft. at site 910 (606.75 g/t Au and 243.87 g/t Ag over 1.52 m) including
51.03 oz/t Au and 13.35 oz/t Ag over 1.0 ft. (1,749.76 g/t Au and 457.69 g/t Ag over 0.30 m)
33.61 oz/t Au and 6.25 oz/t Ag over 4.0 ft. at site 911 (1,152.40 g/t Au and 214.18 g/t Ag over 1.22 m) including
121.05 oz/t Au and 12.42 oz/t Ag over 1.0 ft. (4,150.15 g/t Au and 425.99 g/t Ag over 0.30 m)
79.45 oz/t Au and 6.27 oz/t Ag over 5.5 ft. at site 913 (2,724.03 g/t Au and 215.12 g/t Ag over 1.68 m) including
434.09 oz/t Au and 33.65 oz/t Ag over 1.0 ft. (14,883.2 g/t Au and 1,153.72 g/t Ag over 0.30 m)
16.63 oz/t Au and 2.49 oz/t Ag over 5.0 ft. at site 914 (570.32 g/t Au and 85.46 g/t Ag over 1.52 m) including
26.47 oz/t Au and 3.86 oz/t Ag over 2.0 ft. (907.44 g/t Au and 132.26 g/t Ag over 0.61 m)

A length weighted composite for each face Site ID is shown in Table 1 and individual higher grade samples are also identified within the composite. Samples are collected in feet and assays are reported in g/t Au. Conversions to metric and imperial are rounded to two decimal places.

Chris Lodder, President of Osisko Development commented, “The Trixie underground sampling results from 2020 to present show exceptional continuity of high grades associated with the T2 structure. These 2022 samples along with the historic sampling by TCM, and in combination with the ongoing exploration developments within the present 720 ft strike by 175 ft vertical by 80 ft wide zone gives Osisko Development with a strong base for present mining activity and initial resources estimation. We will continue to use the present shaft / hoist at Trixie but we anticipate to increase access and mining capacity to the 625 ft and lower levels of Trixie through a new underground ramp initiated very recently and expected to reach the 625 ft level in Q1 2023.”

The T2 and T4 mineralized structures are associated with high-sulphidation epithermal mineralization, structurally controlled and hosted within the brittle Tintic Quartzite and capped by the impermeable shales of the Lower Ophir Formation. The T2 structure is 1 to 8 ft. wide (0.3 m to 2.4m) and mineralization consists of native Au, and rare Au-Ag – rich telluride minerals with quartz. The T4 is a mineralized stockwork zone ranging from to 10 to 80 ft. (3 m to 25 m) and located in the hanging wall of the T2 and is comprised of Au-Ag rich mineralization in host rock quartzite with quartz-barite-sulphosalt stockwork veining. Mineralization currently defined over 220 meters (720 feet) in strike and reports consistent multi-ounce gold grades along its entire strike length.

Face Sampling Methodology

As most structures at Trixie are steeply dipping to the east or west, current sampling procedures are designed to sample the structure. Channel samples are collected and do not exceed 3 ft. (1.0 m) in length. The face is washed for safety, and for better identification of mineralization, alteration and structures. The hangingwall and footwall of the structures are marked up on the face and back, samples intervals are marked up and follow lithological contacts.

For further information on Tintic, including additional production details please see the technical report on the Tintic Project, entitled "Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA", dated June 10, 2022 (effective date of June 7, 2022), and filed at www.sedar.com under the profile of the Company.

Figure 1: 625 L Map with Select Assay Highlights  is available at
https://www.globenewswire.com/NewsRoom/AttachmentNg/e1a09397-52ab-411b-ae55-c458f8ee95fb

Qualified Persons

Per National Instrument 43-101 Standards of Disclosure for Mineral Projects, Maggie Layman, P.Geo. Vice President Exploration of Osisko Development Corp., is a Qualified Person and has prepared, validated, and approved the technical and scientific content of this news release.

Quality Assurance (QA)/Quality Control (QC)

All underground face samples are collected by TCM geologists from each of the active mining faces, with samples transported by the geologists from Trixie to the on-site TCM laboratory located at the Burgin administrative complex. Underground samples are dried, crushed to <10 mm and a 250 g split is taken. The split is pulverized, and a 30 g Fire Assay with gravimetric finish is completed to determine gold and silver grades, reported in oz./short ton and g/t.

The TCM Burgin laboratory is not a certified analytical laboratory, but the facility is managed by a qualified Laboratory Manager with annual auditing by technical staff. Inter-laboratory check assays using ALS Laboratory as a third-party independent analysis of samples is routinely carried out as part of ongoing QA/QC work. Certified OREAS Quality Control (“QC”) standards and blanks are inserted at regular intervals in the sample stream to monitor laboratory performance.

All drill core and exploration samples are dispatched to ALS Laboratory for offsite sample preparation and analysis. Samples are assigned a unique sample ID. All geological and sampling information is entered into Datashed database. Core is sawn in half and half are sampled. Certified standards and blanks inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to ALS Laboratory in Reno, NV. Sample submission forms accompany the samples, and digital copies emailed to ALS.

All sample preparation is completed by ALS, including crushing and pulverizing (Prep31) of samples. Analytical assay include gold and silver by fire assay of 50g sample with AAS finish (Au-AA26), over limits by gravimetric analysis (Au-Grav22). Multi element analysis is by four acid digest (ME-MS61). The pulps are returned to TCM and coarse rejects are disposed after 90 days. Assays are reported to TCM, and then loaded into Datashed, QA/QC samples are checked, and assays merged with sample information for future reporting.

Cautionary Statements

The Company cautions that the decision to commence production at Trixie in the form of small scale underground mining and batch vat leaching has been made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information about Osisko Development [(NYSE: ODV; TSX-V:ODV)], please visit www.osiskodevelopment.com or follow us on Twitter @OsiskoDev

Investor Contact:
Jean Francois Lemonde
VP, Investor Relations
jflemonde@osiskodev.com
Tel: 514-299-4926

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, and that the deposit remains open for expansion at depth and down plunge, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, the ability to continue production at its Trixie mine, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, the ability to continue current production, regulatory framework, the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2021, as amended, which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Table 1: 2022 Length Weighted Assay Composites at Trixie

		Imperial					Metric
Site ID		Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au oz/t	Ag oz/t	Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)
738		0.0	4.8	4.8	31.79	9.07	0.00	1.46	1.46	1,089.83	310.93
738	including	1.5	3.5	2.0	76.11	21.76	0.46	1.07	0.61	2,609.65	746.22
739		0.0	8.3	8.3	0.97	2.29	0.00	2.53	2.53	33.29	78.47
739	including	3.0	5.7	2.7	1.34	4.41	0.91	1.74	0.82	45.88	151.30
739	and	5.7	6.9	1.2	2.51	4.60	1.74	2.10	0.37	85.92	157.86
740		0.0	4.0	4.0	4.73	5.66	0.00	1.22	1.22	162.22	194.22
740	including	2.3	4.0	1.7	11.13	13.33	0.70	1.22	0.52	381.60	456.97
741		0.0	2.7	2.7	0.43	0.00	0.00	0.82	0.82	14.78	0.01
741	including	1.2	2.4	1.2	0.95	0.00	0.37	0.73	0.37	32.66	0.01
742		0.0	9.0	9.0	6.07	11.02	0.00	2.74	2.74	208.20	377.87
742	including	4.0	7.3	3.3	3.09	6.42	1.22	2.23	1.01	105.98	220.16
742	and	7.3	9.0	1.7	25.99	45.88	2.23	2.74	0.52	890.97	1,573.11
743		0.0	3.7	3.7	4.58	2.04	0.00	1.13	1.13	156.97	70.03
743	including	0.0	1.5	1.5	10.01	5.04	0.00	0.46	0.46	343.03	172.73
744		0.0	6.6	6.6	5.00	2.45	0.00	2.01	2.01	171.39	84.05
744	including	1.5	3.8	2.3	13.87	5.24	0.46	1.16	0.70	475.69	179.60
745		0.0	7.7	7.7	1.32	2.12	0.00	2.35	2.35	45.12	72.86
745	including	4.2	6.7	2.5	3.48	5.50	1.28	2.04	0.76	119.33	188.62
746		0.0	6.6	6.6	10.28	8.60	0.00	2.01	2.01	352.56	294.87
746	including	2.3	4.8	2.5	26.28	21.01	0.70	1.46	0.76	901.03	720.25
747		0.0	6.7	6.7	9.03	9.72	0.00	2.04	2.04	309.48	333.35
747	including	0.0	1.2	1.2	30.54	21.52	0.00	0.37	0.37	1,047.03	737.97
747	and	1.2	2.3	1.1	16.59	29.89	0.37	0.70	0.34	568.84	1,024.73
747	and	2.3	3.3	1.0	1.02	2.85	0.70	1.01	0.30	35.14	97.67
747	and	5.5	6.7	1.2	3.23	1.87	1.68	2.04	0.37	110.78	64.02
748		0.0	5.4	5.4	0.65	1.19	0.00	1.65	1.65	22.12	40.93
748	including	1.9	3.0	1.1	3.13	5.17	0.58	0.91	0.34	107.19	177.21
749		0.0	5.4	5.4	1.26	1.89	0.00	1.65	1.65	43.25	64.78
749	including	2.3	4.4	2.1	2.96	4.54	0.70	1.34	0.64	101.61	155.54
750		0.0	5.0	5.0	1.13	2.91	0.00	1.52	1.52	38.90	99.93
750	including	2.4	3.4	1.0	5.50	14.57	0.73	1.04	0.30	188.41	499.62
751		0.0	6.0	6.0	0.13	0.26	0.00	1.83	1.83	4.29	8.91
751	including	2.8	5.0	2.2	0.27	0.46	0.85	1.52	0.67	9.13	15.75
752		0.0	5.0	5.0	0.13	0.47	0.00	1.52	1.52	4.51	15.96
753		0.0	11.4	11.4	3.02	6.73	0.00	3.47	3.47	103.67	230.61
753	including	2.0	3.5	1.5	0.66	2.42	0.61	1.07	0.46	22.63	82.93
753	and	3.5	5.4	1.9	8.10	19.11	1.07	1.65	0.58	277.65	655.33
753	and	5.4	7.4	2.0	2.25	6.65	1.65	2.26	0.61	77.24	227.91
753	and	7.4	9.2	1.8	0.54	1.69	2.26	2.80	0.55	18.62	58.11
753	and	9.2	10.4	1.2	10.33	16.63	2.80	3.17	0.37	354.13	570.24
754		0.0	4.2	4.2	0.08	0.22	0.00	1.28	1.28	2.73	7.68
755		0.0	3.0	3.0	0.20	0.92	0.00	0.91	0.91	6.85	31.50
755	including	2.3	3.0	0.7	0.73	2.11	0.70	0.91	0.21	24.90	72.40
756		0.0	3.5	3.5	0.10	0.14	0.00	1.07	1.07	3.33	4.91
756	including	1.0	2.0	1.0	0.28	0.26	0.30	0.61	0.30	9.66	8.98
757	No significant assays
758	No significant assays
759	No significant assays
760	No significant assays
761		0.0	3.7	3.7	0.06	0.32	0.00	1.13	1.13	2.02	10.99
761	including	1.7	2.0	0.3	0.43	1.01	0.52	0.61	0.09	14.63	34.65
762	No significant assays
763	No significant assays
764		91.0	111.0	20.0	0.06	0.23	27.74	33.83	6.10	1.91	8.04
764	including	97.0	99.0	2.0	0.52	0.00	29.57	30.18	0.61	17.86	0.01
769	No significant assays
770	No significant assays
771	No significant assays
772		0.0	5.0	5.0	0.09	0.24	0.00	1.52	1.52	3.24	8.08
772	including	2.7	3.5	0.8	0.57	1.37	0.82	1.07	0.24	19.40	46.90
773		0.0	10.4	10.4	0.04	1.76	0.00	3.17	3.17	1.23	60.33
773	including	7.9	9.4	1.5	0.24	10.01	2.41	2.87	0.46	8.26	343.34
774		0.0	8.5	8.5	0.01	0.59	0.00	2.59	2.59	0.51	20.07
774	including	8.0	8.5	0.5	0.07	5.69	2.44	2.59	0.15	2.43	195.17
775	No significant assays
776	No significant assays
777		0.0	8.0	8.0	0.07	0.23	0.00	2.44	2.44	2.50	8.00
777	including	5.0	8.0	3.0	0.18	0.45	1.52	2.44	0.91	6.09	15.58
778		0.0	7.0	7.0	0.31	0.59	0.00	2.13	2.13	10.65	20.22
778	including	0.0	3.4	3.4	0.30	0.00	0.00	1.04	1.04	10.18	0.01
778	and	3.4	5.0	1.6	0.72	2.58	1.04	1.52	0.49	24.64	88.42
779	No significant assays
780		0.0	4.3	4.3	3.26	2.56	0.00	1.31	1.31	111.90	87.77
780		0.0	2.0	2.0	6.99	5.50	0.00	0.61	0.61	239.49	188.69
781		0.0	8.0	8.0	0.55	1.05	0.00	2.44	2.44	18.82	35.96
781	including	3.0	4.0	1.0	4.31	7.86	0.91	1.22	0.30	147.65	269.39
782		0.0	3.0	3.0	1.29	1.84	0.00	0.91	0.91	44.11	63.25
783		0.0	7.5	7.5	0.03	0.24	0.00	2.29	2.29	1.08	8.20
783	including	6.1	7.0	0.9	0.15	1.17	1.86	2.13	0.27	5.14	40.26
784		0.0	3.6	3.6	0.27	3.27	0.00	1.10	1.10	9.22	112.27
784	including	0.0	0.6	0.6	0.35	4.36	0.00	0.18	0.18	11.94	149.52
784	and	0.6	1.6	1.0	0.62	6.04	0.18	0.49	0.30	21.20	207.01
785		0.0	8.1	8.1	0.07	0.56	0.00	2.47	2.47	2.50	19.14
785	including	1.2	4.8	3.6	0.15	0.97	0.37	1.46	1.10	5.25	33.32
786		0.0	3.2	3.2	1.36	5.25	0.00	0.98	0.98	46.74	180.17
786	including	2.4	3.2	0.8	4.19	6.27	0.73	0.98	0.24	143.56	214.94
787		0.0	4.8	4.8	15.31	49.43	0.00	1.46	1.46	525.02	1,694.76
787	including	0.0	0.8	0.8	8.41	32.15	0.00	0.24	0.24	288.38	1,102.30
787	and	0.8	2.8	2.0	33.35	104.90	0.24	0.85	0.61	1,143.35	3,596.74
788	No significant assays
790		0.0	2.5	2.5	4.09	26.72	0.00	0.76	0.76	140.11	916.14
790	including	0.0	1.5	1.5	6.13	40.27	0.00	0.46	0.46	210.11	1,380.78
791		0.0	14.0	14.0	0.61	0.44	0.00	4.27	4.27	20.89	14.99
791	including	2.0	4.0	2.0	3.76	1.92	0.61	1.22	0.61	129.04	65.86
792		0.0	16.0	16.0	8.95	7.67	0.00	4.88	4.88	306.97	262.91
792	including	4.0	6.0	2.0	18.50	23.32	1.22	1.83	0.61	634.42	799.42
792	and	6.0	8.0	2.0	17.32	16.21	1.83	2.44	0.61	593.69	555.85
792	and	10.0	12.0	2.0	4.43	2.95	3.05	3.66	0.61	151.73	101.06
792	and	12.0	14.0	2.0	3.52	0.66	3.66	4.27	0.61	120.84	22.49
792	and	14.0	16.0	2.0	23.28	11.03	4.27	4.88	0.61	798.05	378.23
793		0.0	5.0	5.0	0.44	2.96	0.00	1.52	1.52	15.25	101.41
793	including	0.0	3.5	3.5	0.63	3.39	0.00	1.07	1.07	21.56	116.15
794	No significant assays
795	No significant assays
796	No significant assays
797	No significant assays
798	No significant assays
799	No significant assays
800	No significant assays
801		0.0	6.0	6.0	0.19	0.60	0.00	1.83	1.83	6.55	20.55
801	including	4.0	4.6	0.6	0.52	1.33	1.22	1.40	0.18	17.84	45.43
801	and	5.3	6.0	0.7	0.81	3.70	1.62	1.83	0.21	27.83	126.97
802		0.0	4.9	4.9	0.36	1.72	0.00	1.49	1.49	12.29	58.84
802	including	2.4	4.9	2.5	0.65	3.24	0.73	1.49	0.76	22.33	111.01
803		0.0	5.1	5.1	0.17	3.06	0.00	1.55	1.55	5.81	104.89
805		0.0	6.5	6.5	1.68	0.93	0.00	1.98	1.98	57.66	32.04
805	including	0.0	3.5	3.5	0.34	0.38	0.00	1.07	1.07	11.58	13.12
805	and	3.5	5.5	2.0	4.07	2.07	1.07	1.68	0.61	139.59	71.05
805	and	5.5	6.5	1.0	1.61	0.59	1.68	1.98	0.30	55.06	20.21
806		0.0	6.0	6.0	0.02	0.43	0.00	1.83	1.83	0.54	14.91
806	including	0.0	0.5	0.5	0.09	1.20	0.00	0.15	0.15	3.15	41.02
807	No significant assays
810	No significant assays
811	No significant assays
812	No significant assays
813	No significant assays
814	No significant assays
815		0.0	6.5	6.5	1.36	2.31	0.00	1.98	1.98	46.77	79.13
815	including	3.0	4.5	1.5	0.65	1.42	0.91	1.37	0.46	22.24	48.53
815	and	4.5	6.5	2.0	3.95	6.07	1.37	1.98	0.61	135.31	208.23
816		0.0	5.9	5.9	0.17	1.08	0.00	1.80	1.80	5.76	37.17
816	including	4.9	5.9	1.0	0.47	0.86	1.49	1.80	0.30	16.25	29.45
817	No significant assays
818	No significant assays
819	No significant assays
820	No significant assays
821		0.0	4.0	4.0	0.87	2.77	0.00	1.22	1.22	29.89	94.81
821	including	0.0	2.4	2.4	1.16	2.54	0.00	0.73	0.73	39.76	86.99
821	and	2.4	3.4	1.0	0.68	4.79	0.73	1.04	0.30	23.28	164.31
822		0.0	4.7	4.7	0.23	0.51	0.00	1.43	1.43	7.92	17.37
822	including	0.0	1.0	1.0	1.06	2.25	0.00	0.30	0.30	36.24	77.12
823	No significant assays
824	No significant assays
825		0.0	4.4	4.4	0.08	1.03	0.00	1.34	1.34	2.69	35.23
825	including	2.8	3.8	1.0	0.26	3.16	0.85	1.16	0.30	9.05	108.22
826		0.0	5.7	5.7	0.08	0.60	0.00	1.74	1.74	2.84	20.52
826	including	1.5	3.0	1.5	0.19	1.07	0.46	0.91	0.46	6.58	36.68
827		0.0	4.9	4.9	0.04	0.60	0.00	1.49	1.49	1.28	20.40
828		0.0	8.0	8.0	0.06	0.64	0.00	2.44	2.44	2.12	22.08
828	including	6.0	8.0	2.0	0.25	2.24	1.83	2.44	0.61	8.43	76.83
829	No significant assays
830	No significant assays
831	No significant assays
832		0.0	14.0	14.0	1.30	3.33	0.00	4.27	4.27	44.67	114.18
832	including	0.0	2.0	2.0	0.49	0.20	0.00	0.61	0.61	16.73	6.82
832	and	6.0	8.0	2.0	1.13	11.25	1.83	2.44	0.61	38.66	385.61
832	and	8.0	10.0	2.0	6.54	10.32	2.44	3.05	0.61	224.19	353.74
832	and	10.0	12.0	2.0	0.72	1.38	3.05	3.66	0.61	24.81	47.22
833		0.0	14.0	14.0	0.33	0.70	0.00	4.27	4.27	11.29	24.13
833	including	4.0	6.0	2.0	0.23	0.89	1.22	1.83	0.61	8.02	30.53
833	and	6.0	8.0	2.0	1.50	2.86	1.83	2.44	0.61	51.47	98.08
833	and	12.0	14.0	2.0	0.51	0.33	3.66	4.27	0.61	17.58	11.27
834	No significant assays
835	No significant assays
836		0.0	3.9	3.9	0.03	1.78	0.00	1.19	1.19	0.95	60.88
837	No significant assays
838		0.0	18.0	18.0	0.33	1.57	0.00	5.49	5.49	11.33	53.96
838	including	0.0	3.0	3.0	0.72	3.69	0.00	0.91	0.91	24.85	126.64
838	and	6.0	9.0	3.0	1.07	4.18	1.83	2.74	0.91	36.54	143.16
840	No significant assays
841	No significant assays
842	No significant assays
843		0.0	6.2	6.2	0.04	1.10	0.00	1.89	1.89	1.54	37.82
844	No significant assays
845		0.0	4.5	4.5	0.09	0.39	0.00	1.37	1.37	3.08	13.50
845	including	2.0	4.5	2.5	0.15	0.53	0.61	1.37	0.76	5.21	18.14
846		0.0	7.0	7.0	0.19	0.76	0.00	2.13	2.13	6.58	26.17
846	including	4.0	7.0	3.0	0.42	1.29	1.22	2.13	0.91	14.33	44.09
847		0.0	7.0	7.0	0.95	2.58	0.00	2.13	2.13	32.45	88.39
847	including	5.5	7.0	1.5	4.22	11.38	1.68	2.13	0.46	144.74	390.30
848		0.0	6.0	5.4	3.87	4.30	0.00	1.83	1.65	132.68	147.32
848	including	0.0	2.6	2.6	3.44	6.28	0.00	0.79	0.79	118.10	215.46
848	and	2.6	5.0	2.4	4.97	2.86	0.79	1.52	0.73	170.41	98.05
849		0.0	6.4	6.4	0.73	3.13	0.00	1.95	1.95	24.96	107.31
849	including	3.0	5.0	2.0	1.99	6.74	0.91	1.52	0.61	68.22	231.13
850		0.0	4.8	4.8	4.28	3.18	0.00	1.46	1.46	146.80	108.93
850	including	1.7	2.4	0.7	28.02	16.58	0.52	0.73	0.21	960.82	568.50
851		0.0	3.0	3.0	0.17	0.86	0.00	0.91	0.91	5.84	29.48
851	including	2.0	3.0	1.0	0.39	1.36	0.61	0.91	0.30	13.40	46.79
852		0.0	5.7	5.7	0.17	1.65	0.00	1.74	1.74	5.78	56.70
852	including	4.7	5.7	1.0	0.78	0.78	1.43	1.74	0.30	26.64	26.77
853		0.0	4.0	4.0	0.40	1.64	0.00	1.22	1.22	13.75	56.29
853	including	0.0	1.0	1.0	0.93	4.49	0.00	0.30	0.30	31.95	153.93
853	and	2.0	3.0	1.0	0.36	0.65	0.61	0.91	0.30	12.34	22.39
854		0.0	5.7	5.7	0.82	1.94	0.00	1.74	1.74	28.12	66.67
854	including	0.0	0.7	0.7	4.06	6.82	0.00	0.21	0.21	139.05	233.94
854	and	2.3	5.1	2.8	0.54	1.61	0.70	1.55	0.85	18.68	55.13
855		0.0	4.7	4.7	0.27	3.18	0.00	1.43	1.43	9.42	108.95
855	including	0.0	1.2	1.2	0.54	8.77	0.00	0.37	0.37	18.35	300.72
856		0.0	4.7	4.7	1.50	0.96	0.00	1.43	1.43	51.26	32.85
856	including	3.0	4.7	1.7	4.03	0.00	0.91	1.43	0.52	138.10	0.01
857		0.0	4.6	4.6	0.43	5.48	0.00	1.40	1.40	14.65	187.93
857	including	0.0	1.8	1.8	0.22	4.21	0.00	0.55	0.55	7.68	144.35
857	and	3.3	4.6	1.3	1.08	9.83	1.01	1.40	0.40	37.18	337.05
858		0.0	3.3	3.3	0.07	1.23	0.00	1.01	1.01	2.42	42.33
859		0.0	3.2	3.2	0.03	1.06	0.00	0.98	0.98	1.17	36.35
860		0.0	8.0	8.0	0.62	5.76	0.00	2.44	2.44	21.13	197.56
860	including	0.0	2.0	2.0	1.80	3.25	0.00	0.61	0.61	61.62	111.48
860	and	2.0	4.0	2.0	0.67	19.55	0.61	1.22	0.61	22.86	670.29
861		0.0	8.0	8.0	0.24	0.33	0.00	2.44	2.44	8.23	11.39
861	including	0.0	2.0	2.0	0.93	0.98	0.00	0.61	0.61	31.97	33.45
862	No significant assays
863		0.0	2.3	2.3	5.44	3.18	0.00	0.70	0.70	186.58	108.93
863	including	0.0	0.7	0.7	17.68	9.77	0.00	0.21	0.21	606.14	334.95
864		0.0	6.3	6.3	0.12	2.17	0.00	1.92	1.92	4.22	74.49
864	including	3.5	5.8	2.3	0.30	3.01	1.07	1.77	0.70	10.18	103.26
865	No significant assays
866	No significant assays
867		0.0	6.0	6.0	0.26	0.75	0.00	1.83	1.83	8.89	25.63
867	including	0.0	3.0	3.0	0.37	0.83	0.00	0.91	0.91	12.68	28.58
868	No significant assays
869		0.0	4.0	4.0	3.76	10.87	0.00	1.22	1.22	128.78	372.67
869	including	1.5	4.0	2.5	6.00	16.42	0.46	1.22	0.76	205.62	563.01
870		0.0	5.0	5.0	1.23	4.42	0.00	1.52	1.52	42.22	151.53
870	including	0.0	2.0	2.0	3.06	10.98	0.00	0.61	0.61	105.03	376.40
871		0.0	3.5	3.5	0.39	1.25	0.00	1.07	1.07	13.21	42.81
871	including	1.0	2.5	1.5	0.89	2.79	0.30	0.76	0.46	30.48	95.68
872		0.0	8.0	8.0	0.38	0.96	0.00	2.44	2.44	12.97	32.82
872	including	4.0	6.0	2.0	0.68	1.32	1.22	1.83	0.61	23.48	45.25
873		0.0	6.1	6.1	1.03	4.97	0.00	1.86	1.86	35.33	170.36
873	including	1.4	2.1	0.7	5.80	16.69	0.43	0.64	0.21	198.80	572.20
874		0.0	3.7	3.7	3.74	90.25	0.00	1.13	1.13	128.11	3,094.36
874	including	0.0	1.9	1.9	6.51	50.45	0.00	0.56	0.56	223.23	1,729.77
875		0.0	6.0	6.0	0.12	0.28	0.00	1.83	1.83	4.18	9.65
876		0.0	6.0	6.0	0.32	0.98	0.00	1.83	1.83	10.83	33.51
876	including	0.0	3.0	3.0	0.57	1.15	0.00	0.91	0.91	19.39	39.50
877		0.0	3.0	3.0	5.13	35.08	0.00	0.91	0.91	175.74	1,202.83
877	including	0.0	2.0	2.0	7.23	48.68	0.00	0.61	0.61	247.93	1,669.10
878		0.0	4.0	4.0	12.60	22.50	0.00	1.22	1.22	432.04	771.44
878	including	0.0	0.6	0.6	15.61	29.49	0.00	0.18	0.18	535.28	1,011.18
878	and	0.6	1.6	1.0	16.55	72.09	0.18	0.49	0.30	567.26	2,471.51
878	and	1.6	3.0	1.4	17.25	0.00	0.49	0.91	0.43	591.50	0.01
879		0.0	4.4	4.4	5.33	2.63	0.00	1.34	1.34	182.61	90.14
879	including	0.0	1.6	1.6	14.43	5.97	0.00	0.49	0.49	494.63	204.62
880	No significant assays
881		0.0	4.8	4.8	0.05	0.27	0.00	1.46	1.46	1.72	9.34
881	including	0.0	1.0	1.0	0.19	0.90	0.00	0.30	0.30	6.51	30.75
882		0.0	8.0	8.0	0.24	0.63	0.00	2.44	2.44	8.39	21.76
882	including	4.0	6.0	2.0	0.51	0.69	1.22	1.83	0.61	17.45	23.79
883	No significant assays
884		0.0	6.0	6.0	0.37	2.37	0.00	1.83	1.83	12.64	81.22
884	including	0.0	3.0	3.0	0.49	4.32	0.00	0.91	0.91	16.80	147.99
885		0.0	4.0	4.0	0.26	3.62	0.00	1.22	1.22	8.77	124.11
885	including	1.0	2.0	1.0	0.31	2.62	0.30	0.61	0.30	10.66	89.86
885	and	3.0	4.0	1.0	0.48	8.37	0.91	1.22	0.30	16.44	286.81
886	No significant assays
887		0.0	6.7	6.7	4.25	18.95	0.00	2.04	2.04	145.78	649.80
887	including	2.8	4.0	1.2	17.81	46.14	0.85	1.22	0.37	610.55	1,581.85
889		0.0	12.0	12.0	4.62	6.95	0.00	3.66	3.66	158.23	238.30
889	including	0.0	2.0	2.0	2.65	1.83	0.00	0.61	0.61	90.81	62.70
889	and	4.0	6.0	2.0	13.56	15.34	1.22	1.83	0.61	464.83	525.95
889	and	6.0	8.0	2.0	9.56	20.49	1.83	2.44	0.61	327.84	702.40
889	and	8.0	10.0	2.0	0.69	1.91	2.44	3.05	0.61	23.65	65.55
889	and	10.0	12.0	2.0	0.91	1.42	3.05	3.66	0.61	31.33	48.71
890	No significant assays
891	No significant assays
892	No significant assays
893		0.0	6.4	6.4	20.26	15.76	0.00	1.95	1.95	694.50	540.37
893	including	0.0	3.5	3.5	2.60	5.47	0.00	1.07	1.07	89.06	187.48
893	and	3.5	4.6	1.1	108.57	71.60	1.07	1.40	0.34	3,722.31	2,454.88
894	No significant assays
895		0.0	10.0	10.0	0.05	0.24	0.00	3.05	3.05	1.67	8.40
895	including	0.0	2.0	2.0	0.21	1.05	0.00	0.61	0.61	7.31	35.83
896		0.0	4.5	4.5	80.85	66.20	0.00	1.37	1.37	2,771.97	2,269.69
896	including	1.0	3.3	2.3	157.23	128.17	0.30	1.01	0.70	5,390.78	4,394.48
898		0.0	5.5	5.5	11.97	17.20	0.00	1.68	1.68	410.31	589.75
898	including	3.0	4.5	1.5	41.72	59.72	0.91	1.37	0.46	1,430.44	2,047.51
898	and	4.5	5.5	1.0	2.95	4.99	1.37	1.68	0.30	101.17	171.13
899		0.0	1.8	1.8	2.16	1.40	0.00	0.55	0.55	73.96	48.00
899	including	1.3	1.8	0.5	7.63	4.75	0.40	0.55	0.15	261.43	163.01
900		0.0	1.4	1.4	0.65	6.07	0.00	0.43	0.43	22.42	208.16
901		0.0	2.0	2.0	1.25	4.38	0.00	0.61	0.61	42.96	150.09
902	No significant assays
903	No significant assays
904	No significant assays
905		0.0	12.0	12.0	0.21	0.71	0.00	3.66	3.66	7.24	24.37
905	including	0.0	3.0	3.0	0.72	1.63	0.00	0.91	0.91	24.56	55.81
906		0.0	12.0	12.0	1.33	3.10	0.00	3.66	3.66	45.58	106.23
906	including	3.0	6.0	3.0	2.40	6.86	0.91	1.83	0.91	82.21	235.04
906	and	9.0	12.0	3.0	2.11	3.63	2.74	3.66	0.91	72.40	124.37
907	No significant assays
908	No significant assays
909		0.0	5.0	5.0	0.55	0.82	0.00	1.52	1.52	18.73	28.27
909	including	0.0	1.6	1.6	0.57	0.71	0.00	0.49	0.49	19.63	24.19
909	and	1.6	3.0	1.4	1.30	1.73	0.49	0.91	0.43	44.44	59.19
910		0.0	5.0	5.0	17.70	7.11	0.00	1.52	1.52	606.75	243.87
910	including	0.0	2.0	2.0	12.55	6.64	0.00	0.61	0.61	430.14	227.71
910	and	2.0	3.0	1.0	51.03	13.35	0.61	0.91	0.30	1,749.76	457.69
910	and	3.0	5.0	2.0	6.18	4.47	0.91	1.52	0.61	211.86	153.12
911		0.0	4.0	4.0	33.61	6.25	0.00	1.22	1.22	1,152.40	214.18
911	including	1.0	2.0	1.0	121.05	12.42	0.30	0.61	0.30	4,150.15	425.99
911	and	2.0	4.0	2.0	6.58	5.98	0.61	1.22	0.61	225.55	205.14
912		0.0	8.0	8.0	0.10	0.50	0.00	2.44	2.44	3.41	17.12
912	including	0.0	2.0	2.0	0.37	0.75	0.00	0.61	0.61	12.75	25.74
913		0.0	5.5	5.5	79.45	6.27	0.00	1.68	1.68	2,724.03	215.12
913	including	1.8	2.8	1.0	434.09	33.65	0.55	0.85	0.30	14,883.20	1,153.72
914		0.0	5.0	5.0	16.63	2.49	0.00	1.52	1.52	570.32	85.46
914	including	0.0	2.0	2.0	26.47	3.86	0.00	0.61	0.61	907.44	132.26
914	and	2.0	3.0	1.0	24.70	2.38	0.61	0.91	0.30	846.79	81.52
914	and	3.0	5.0	2.0	2.77	1.18	0.91	1.52	0.61	94.96	40.62
915	No significant assays
916		0.0	20.0	20.0	0.17	32.70	0.00	6.10	6.10	5.66	1,121.28
916	including	4.0	6.0	2.0	0.83	1.42	1.22	1.83	0.61	28.36	48.73
916	and	16.0	18.0	2.0	0.20	322.38	4.88	5.49	0.61	7.01	11,053.15
917		0.0	4.5	4.5	3.40	5.03	0.00	1.37	1.37	116.71	172.46
917	including	0.0	1.3	1.3	2.89	1.56	0.00	0.40	0.40	98.93	53.44
917	and	1.3	2.6	1.3	8.47	14.44	0.40	0.79	0.40	290.57	495.25
918		0.0	20.0	20.0	0.23	1.55	0.00	6.10	6.10	7.78	53.15
918	including	2.0	4.0	2.0	1.24	2.52	0.61	1.22	0.61	42.45	86.47
919		0.0	12.0	12.0	0.16	4.41	0.00	3.66	3.66	5.65	151.22
919	including	10.0	12.0	2.0	0.47	3.04	3.05	3.66	0.61	16.23	104.22
920		0.0	12.0	12.0	0.06	1.22	0.00	3.66	3.66	2.16	41.67
921		0.0	4.0	4.0	0.57	1.87	0.00	1.22	1.22	19.49	63.96
921	including	1.6	3.3	1.7	1.31	4.30	0.49	1.01	0.52	44.81	147.42
922		0.0	4.9	4.9	0.33	0.39	0.00	1.49	1.49	11.45	13.23
922	including	0.0	2.2	2.2	0.47	0.31	0.00	0.67	0.67	16.21	10.69
922	and	2.2	3.2	1.0	0.57	0.98	0.67	0.98	0.30	19.57	33.45
923	No significant assays
924		0.0	3.8	3.8	0.31	0.57	0.00	1.16	1.16	10.61	19.64
924	including	1.4	2.2	0.8	1.45	2.67	0.43	0.67	0.24	49.55	91.54
925		0.0	16.0	16.0	0.13	2.71	0.00	4.88	4.88	4.53	93.08
925	including	10.0	12.0	2.0	0.72	14.77	3.05	3.66	0.61	24.72	506.27
926		0.0	16.0	16.0	0.21	2.17	0.00	4.88	4.88	7.04	74.45
926	including	4.0	6.0	2.0	0.66	7.21	1.22	1.83	0.61	22.76	247.31
926	and	10.0	12.0	2.0	0.36	0.64	3.05	3.66	0.61	12.51	21.80
927		0.0	5.3	5.3	2.83	1.40	0.00	1.62	1.62	97.18	48.12
927		0.8	1.8	1.0	14.57	7.44	0.24	0.55	0.30	499.55	254.97
928	No significant assays				0.00	0.00	0.00	0.00	0.00
929		0.0	4.0	4.0	0.23	0.50	0.00	1.22	1.22	8.01	17.07
929	including	0.0	3.0	3.0	0.31	0.66	0.00	0.91	0.91	10.63	22.76
930		0.0	90.0	90.0	0.06	0.72	0.00	27.43	27.43	2.17	24.53
930	including	25.0	30.0	5.0	0.29	0.00	7.62	9.14	1.52	10.11	0.01
930	and	55.0	60.0	5.0	0.43	10.19	16.76	18.29	1.52	14.67	349.50
931	No significant assays
932	No significant assays
933	No significant assays
934		0.0	6.0	6.0	0.02	0.31	0.00	1.83	1.83	0.75	10.58